Exhibit 99.2

September 19, 2016	Barristers & Solicitors / Patent & Trade-mark Agents Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Canada F: +1 403.264.5973 nortonrosefulbright.com

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Dear Ladies and Gentlemen:

We refer to the prospectus supplement of Encana Corporation (the “Corporation”) dated September 19, 2016 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under base prospectus dated August 24, 2016, forming part of the Registration Statement on Form F-3 (Registration No. 333-212667) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Norton Rose Fulbright Canada LLP